Collins Barrow

Chartered Accountants

Collins Barrow Edmonton LLP
2380 Commerce Place
10155 - 102 Street NW
Edmonton, Alberta
T5J 4G8

T. 780.428.1522
F. 780.425.8189
email: edmonton@collinsbarrow.com

January 30, 2008

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta, T2P 3C4

-and-

British Columbia Securities Commission
701 West Georgia Street
PO Box 10142, Pacific Centre
Vancouver, B.C., V7Y 1L2

Attention: Continuous Disclosure

To Whom It May Concern:

Re: Poly-Pacific International Inc. (the "Corporation")
Change of Auditors
Notice Pursuant to Part 4.11 of National Instrument 51-102

As required by Part 4.11 of National Instrument 51-102, we have reviewed the information contained in the Corporation's Notice of Change of Auditor dated January 29, 2008, and do not disagree with the information contained in the notice.

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from K. R. Margetson Ltd., will be filed with the securities regulatory authorities and provided to the Corporation's registered shareholders with the meeting materials relating to the Corporation's next meeting of shareholders.

Yours truly,

Collins Barrow Edmonton LLP

COLLINS BARROW EDMONTON LLP
Chartered Accountants

cc: K. R. Margetson Ltd.
Poly-Pacific International Inc.